Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

PRELIMINARY FINANCIAL PERFORMANCE

FOR THE SIX MONTHS ENDED JUNE 30, 2026

AND DATE OF BOARD MEETING

This announcement is made by MINISO Group Holding Limited (the “Company”, and together with its subsidiaries, the “Group”) in accordance with Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).

The board (the “Board”) of directors (the “Directors”) of the Company wishes to inform the Company’s shareholders (the “Shareholders”) and potential investors that based on a preliminary review and assessment of the unaudited consolidated management accounts for the six months ended June 30, 2026 (the “26H1”), the Group expects to record (i) a revenue of approximately RMB11,450 million to RMB11,550 million, an increase of approximately 22% to 23% year over year; (ii) an operating profit of approximately RMB1,620 million to RMB1,660 million, an increase of approximately 5% to 7% year over year; (iii) a profit for the period of approximately RMB940 million to RMB960 million, an increase of approximately 4% to 6% year over year; and (iv) basic and diluted EPS of approximately RMB0.78 to RMB0.79, a year-over-year increase of approximately 5% to 7% and 6% to 9%, respectively.

The Group’s estimated consolidated operational results for 26H1 are as follows:

	For the six months ended June 30,		Estimated
	2026	2025	year-over-year
Item	(Unaudited)	(Unaudited)	change
	RMB million	RMB million	%
Revenue	Ranging from 11,450 to 11,550	9,393	22 to 23
Operating profit	Ranging from 1,620 to 1,660	1,546	5 to 7
Adjusted operating profit excluding foreign exchange gain or loss	Ranging from 1,610 to 1,650	1,551	4 to 6
Profit for the period	Ranging from 940 to 960	906	4 to 6
Adjusted net profit excluding foreign exchange gain or loss	Ranging from 1,210 to 1,230	1,243	(3) to (1)
Earnings per share (“EPS”)
–Basic EPS (RMB)	Ranging from 0.78 to 0.79	0.74	5 to 7
–Diluted EPS (RMB)	Ranging from 0.78 to 0.79	0.73	6 to 9

The increase of operating profit for 26H1 was mainly driven by an unrealized mark-to-market gain of approximately RMB277 million arising from fair value changes of an investment in a limited partnership investing in the AI industry, partially offset by (i) higher selling and distribution expenses; and (ii) a net foreign exchange loss of approximately RMB142 million.

The increase of profit for the period for 26H1 was primarily attributable to: (i) an unrealized mark-to-market gain of approximately RMB277 million arising from fair value changes of an investment in a limited partnership investing in the AI industry mentioned above; and (ii) approximately RMB60 million equity pick-up from its investment in Yonghui Superstores Co., Ltd(永輝超市股份有限公司)(“Yonghui”). Such positive contributions were partially offset by the following factors: (i) higher selling and distribution expenses; (ii) a net foreign exchange loss of approximately RMB142 million; (iii) higher finance costs, primarily attributable to increased interest expenses on lease liabilities related to directly operated stores; (iv) a loss from fair value change of derivative under mark-to-market impact in relation to the equity linked securities issued by the Company in 2025 (the “Equity Linked Securities”); and (v) a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

In 26H1, the Company estimates to record (i) adjusted operating profit excluding foreign exchange gain or loss of approximately RMB1,610 million to RMB1,650 million, an increase of approximately 4% to 6% year over year; and (ii) adjusted net profit excluding foreign exchange gain or loss of approximately RMB1,210 million to RMB1,230 million, a decline of approximately 1% to 3% year over year.

We define adjusted operating profit as operating profit for the period excluding equity-settled share-based payment expenses and gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry, and adjusted net profit as profit for the period excluding the following items: (i) equity-settled share-based payment expenses; (ii) gain or loss from fair value changes of derivatives; (iii) issuance cost of derivatives; (iv) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui; (v) changes in fair value of redemption liabilities arising from preferred shares; (vi) share of profit or loss of Yonghui, net of tax; and (vii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. Further details of the non-IFRS financial measures will be made available in the results announcement to be published by the Company.

As the Company is still in the process of preparing and finalizing its results for 26H1, the information contained in this announcement is only based on the preliminary review and assessment of the unaudited consolidated management accounts and is not based on any financial data or other information that has been audited or reviewed by the Company’s independent auditor or the audit committee of the Board. The above data may therefore differ from the figures to be disclosed in the unaudited consolidated financial statements to be published by the Company. Accordingly, the above figures are strictly for information only and not for any other purposes.

Shareholders and potential investors of the Company are advised not to place undue reliance on the information disclosed herein and to exercise caution when dealing in the securities of the Company. Any Shareholder or potential investor who is in doubt is advised to seek advice from professional advisers.

DATE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held on Friday, August 28, 2026, for the purpose of considering and approving, inter alia: (i) the unaudited financial results of the Company for the three months ended June 30, 2026 and its publication, and (ii) the interim financial results of the Company for 26H1 and its publication in accordance with the Listing Rules.

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Friday, August 28, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed via the following methods:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/92213968231?pwd=6BiFT3ctp5uUiNjunNOPuKtKIadH7g.1

Meeting Number: 922 1396 8231

Meeting Passcode: 9896

Access 2

Listeners of the meeting may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners of the meeting can also access the call through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 14, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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